UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-152439

HEALTHMED SERVICES LTD.
(Exact name of Registrant as specified in charter)

45801B Sandia Creek Drive,Temecula, CA 92590
(Address of principal executive offices and zip code)

(866) 428-5689
(Registrant's telephone number, including area code)

COMMON, PAR VALUE $0.001
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☐

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 339

Pursuant to the requirements of the Securities Exchange Act of 1934 HEALTHMED SERVICES LTD. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 1, 2011	By:	/s/ Henry J. Smith
Henry J. Smith
President